Merrill Lynch Commercial Finance Corp.

4 World Financial Center Floor 10
New York, New York 10080

Telephone: 212.449.7330
Fax: 212.449.6673

Josh Green
Director



May 9, 2005

STRICTLY CONFIDENTIAL

AMERCO Real Estate Company
AMERCO Real Estate Company of Texas, Inc.
AMERCO Real Estate Company of Alabama, Inc.
U-Haul Co. of Florida, Inc.
U-Haul International, Inc.
1325 Airmotive Way
Suite 100
Reno, Nevada 89502-3239

Attention: Gary Horton,
            Treasurer

Ladies and Gentlemen:

          AMERCO Real Estate Company, a Nevada corporation ("AMERCO"), AMERCO Real Estate Company of Texas, Inc., a Texas corporation ("AMERCO Texas"), AMERCO Real Estate Company of Alabama, Inc., an Alabama corporation ("AMERCO Alabama"), and U-Haul Co. of Florida, Inc., a Florida corporation ("U-Haul Florida") (collectively, the "Borrowers") have requested that Merrill Lynch Commercial Finance Corp., or one or more of its affiliates ("collectively, MLCFC") provide a credit facility in an aggregate principal amount not to exceed $465,000,000 (the "Hybrid Loan") to the Borrowers, which shall be supported by an unlimited guarantee of payment by U-Haul International, Inc. ("U-Haul International"; collectively, the Borrowers and U-Haul International are referred to as the "Loan Parties") of the obligations of the Borrowers under the Hybrid Loan. The proceeds of the Hybrid Loan will be used by the Borrowers (i) to repay existing debt obligations, (ii) for working capital purposes of the Borrowers and (iii) for the payment of certain fees and expenses incurred in connection with the Transaction (as defined below).

          In connection with the foregoing, MLCFC is pleased to advise the Loan Parties of its commitment to provide the full principal amount of the Hybrid Loan, all upon and subject to the terms and conditions set forth in this letter agreement and in the term sheet attached hereto and incorporated herewith as Annex I hereto (the "Term Sheet" and, together with this letter agreement, the "Commitment Letter") and the fee letter, dated as of the date hereof, by and among the Loan Parties and MLCFC (the "Fee Letter", and together with the Commitment Letter, the "Commitment Documents"). The proposed financing arrangements, together with the other transactions contemplated by the Commitment Documents, are collectively referred to herein as the "Transaction". All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in the Term Sheet.

The commitment of MLCFC hereunder is subject to the satisfaction of each of the following conditions precedent in a manner acceptable to MLCFC and any failure to comply with such conditions precedent shall (unless determined otherwise by MLCFC in its sole discretion) result in the termination of the commitment:

(a)   compliance with the terms and conditions contained in the Commitment Documents;

(b)   the preparation, execution and delivery on June 8, 2005 of the Credit Documentation (as defined below) satisfactory in form and substance to MLCFC and its counsel, which documentation shall contain the terms and conditions set forth in the Term Sheet and such other indemnities, covenants, representations and warranties, events of default, conditions precedent, security arrangements and other terms and conditions customary for financings of this type and satisfactory in all respects to MLCFC; and

(c)   there being no facts, events or circumstances, now existing or hereafter arising, which have come to our attention and which, in our good faith determination, could reasonably be expected to result in a material adverse change in the business, assets, liabilities (actual or contingent), tax position, environmental liability, operations or condition (financial or otherwise) of U-Haul International, the other Loan Parties and their respective subsidiaries, taken as a whole, since December 31, 2004.

As supplemented pursuant to the next sentence, the Loan Parties hereby, jointly and severally, represent, warrant and covenant that (i) all information, other than the Projections (as hereinafter defined), which has been or hereafter is provided to MLCFC by any of the Loan Parties (or on their behalf) in connection with any aspect of the Transaction (collectively, the "Information") is complete and correct in all material respects, and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (ii) all financial projections concerning the Loan Parties and their subsidiaries that have been or are hereafter prepared by any of them or any of their representatives (or on their behalf) and made available to MLCFC (the "Projections") have been or will be prepared in good faith based upon assumptions believed by the Loan Parties and their subsidiaries to be reasonable at the time made. The Loan Parties hereby agree to furnish MLCFC with such Information and Projections as MLCFC may reasonably request and to supplement such Information and Projections from time to time at the reasonable request of MLCFC until the date of the initial funding under the Hybrid Loan (the "Closing Date") so that the representation, warranty and covenant in the preceding sentence remains correct on and as of the Closing Date in all material respects. In issuing this commitment and in arranging the Hybrid Loan, MLCFC has been, and will be, using and relying on the Information and the Projections without independent verification thereof.

By executing the Commitment Documents, the Loan Parties hereby, jointly and severally, agree to reimburse MLCFC from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, the fees, disbursements and other charges of Cadwalader, Wickersham & Taft LLP, as counsel to MLCFC, which fees, disbursements and other charges will be limited to mutually agreed upon amounts as set forth in a separate letter provided by such counsel to MLCFC), incurred in connection with the Transaction, including, but not limited to, the preparation, negotiation and execution of the definitive credit, security, guarantee and other documentation (collectively, the "Credit Documentation"), whether or not such Credit Documentation is ultimately executed and delivered or the Transaction is ultimately consummated.

The Loan Parties, jointly and severally, further agree to indemnify and hold harmless each Indemnified Person (as defined below) against, and to reimburse each Indemnified Person, upon its demand, for, any and all Losses (as defined below); provided that the foregoing indemnity will not apply to any Losses to the extent they are determined in a final nonappealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Indemnified Person. "Indemnified Person" shall mean MLCFC, each of its affiliates and the respective directors, officers, partners, agents and employees of each of the foregoing, and each other person controlling any of the foregoing within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended. "Losses" shall mean any and all losses, claims, damages, liabilities or other costs or expenses which may be incurred by, asserted or awarded against, any Indemnified Person, and which arise out of or relate to or result from any transaction, action or proceeding to or connected with the Transaction, including, without limitation, Losses consisting of legal or other expenses incurred in connection with investigating, defending or participating in any investigation, litigation or proceeding relating to any of the foregoing. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, their subsidiaries or their equityholders or creditors or another Indemnified Person. The Loan Parties also agree that, so long as this Commitment Letter has not expired, no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to any Loan Party, their subsidiaries or their equityholders or creditors arising out of, related to or in connection with any aspect of the Transaction.

The Commitment Documents and the contents hereof are confidential and may not be disclosed in whole or in part to any person or entity, except for the disclosure hereof or thereof (a) on a confidential and "need to know" basis to accountants, attorneys and other professional advisors retained by the Loan Parties in connection with the Transaction, (b) in connection with any applicable laws, regulations, any subpoena or any similar legal process, or by any regulatory authority, in each case to the extent such information is required to be disclosed as determined by independent legal counsel for the party from whom such disclosure is sought, (c) in connection with any suit, action or proceeding relating to this Commitment Letter, in each case to the extent such information is required to be disclosed as determined by independent legal counsel for the party from whom such disclosure is sought, or (d) upon the prior written consent of MLCFC. Notwithstanding anything to the contrary contained in this Commitment Letter, all persons may disclose to any and all persons, without limitation of any kind, the federal income tax treatment or structure of the Hybrid Loan and the Transaction, any fact relevant to understanding the federal tax treatment or structure of the Hybrid Loan and the Transaction, and all materials of any kind (including opinions or other tax analyses) relating to such federal tax treatment or structure.

The expense, indemnification and confidentiality provisions set forth in the immediately preceding three paragraphs and the following paragraph shall remain in full force and effect notwithstanding the termination of this Commitment Letter or any commitment or undertaking of MLCFC hereunder.

MLCFC agrees to maintain the confidentiality of the Privileged Information (as defined below), except that the Privileged Information may be disclosed (a) to its and its affiliates' directors, officers and employees, including accountants, financial partners, legal counsel and other advisors, (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) in connection with any suit, action or proceeding relating to this Commitment Letter or the other Commitment Documents, (e) subject to a written agreement containing provisions substantially the same as those of this paragraph, or (f) with the consent of any Borrower. For the purposes of this paragraph, "Privileged Information" means all information received by MLCFC from any Loan Party relating to its business, other than any such information that is available to MLCFC on a non-confidential basis prior to disclosure.

This Commitment Letter is not assignable by the Loan Parties without the prior written consent of MLCFC and is intended to be solely for the benefit of the parties hereto and the Indemnified Persons. Any attempted assignment without such consent shall be void. This Commitment Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be as effective as delivery of a manually executed counterpart thereof.

The Commitment Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof and supersede any prior agreements, written or oral, with respect hereto or thereto. No party has been authorized by MLCFC to make any oral or written statements that are inconsistent with the Commitment Documents. Each Loan Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of any New York state or federal court (in each case) sitting in the County of New York over any suit, action or proceeding arising out of or relating to the Commitment Documents. Service of any process, summons, notice or document in any suit, action or proceeding arising out of or relating to the Commitment Documents may be made by registered mail addressed, and each Loan Party hereby waives any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction such Person is, or may be, subject by suit upon judgment. EACH COMMITMENT DOCUMENT SHALL BE GOVERNED BY AND CONSTRUED IN

ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK. EACH OF THE UNDERSIGNED PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF OR IN CONNECTION WITH, ANY COMMITMENT DOCUMENT, AND ANY OTHER COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY OF THE UNDERSIGNED PARTIES IN CONNECTION WITH ANY COMMITMENT DOCUMENT. IN NO EVENT SHALL ANY PARTY TO THIS COMMITMENT LETTER BE LIABLE FOR CONSEQUENTIAL, SPECIAL, INDIRECT OR PUNITIVE DAMAGES IN CONNECTION WITH THE TRANSACTION OR THE CREDIT FACILITY, OR WITH THE DELIVERY OF THE COMMITMENT DOCUMENTS.

Our commitments, undertakings and agreements under the Commitment Documents will terminate at 5:00 p.m., New York time, on May 11, 2005 unless on or prior to such time, (a) the Commitment Letter and the Fee Letter have been duly executed and delivered by the Loan Parties and (b) all payments required to be made under the Fee Letter on or prior to the date hereof have been received by MLCFC by wire transfer to an account designated by it. All commitments and undertakings of MLCFC hereunder will expire on June 8, 2005 unless the Closing Date has occurred on or prior thereto.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

We look forward to working with you on the Transaction.

Very truly yours,

MERRILL LYNCH COMMERCIAL FINANCE CORP.

By: [signature]
Name: Joshua A. Green
Title: Director

ACCEPTED AND AGREED TO
As of May __, 2005:

AMERCO REAL ESTATE COMPANY

By: [signature]
Name: Gary B Horton
Title: Treasurer

AMERCO REAL ESTATE COMPANY OF TEXAS, INC.

By: [signature]
Name: Gary B Horton
Title: Treasurer

AMERCO REAL ESTATE COMPANY OF ALABAMA, INC.

By: Gary B Horton
Name: Gary B Horton
Title: Treasurer

U-HAUL CO. OF FLORIDA, INC.

By: Gary B Horton
Name: Gary B Horton
Title: Authorized Signor

U-HAUL INTERNATIONAL, INC.

By: Gary B Horton
Name: Gary B Horton
Title: Treasurer